BlackRock Balanced Capital Fund


77D (g)
Policies with respect to security investments

Effective February 22, 2013, the prospectus was amended to add the following as an "Other Strategy" of the Fund:

Collateralized Debt Obligations-The Fund may invest up to 10% of its net assets in collateralized debt obligations
("CDOs"), of which 5% (as a percentage of the Fund's net assets) may be collateralized loan obligations ("CLOs").